Exhibit 2.2

AMENDED AND RESTATED

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This Amended and Restated Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”) dated September 10, 2026, is entered into by and among Volato Group, Inc., a Delaware corporation (the “Parent”), Volato Alignment Merger Sub LLC, a Delaware limited liability company (the “Merger Sub”), and Alignment Engine Inc., a Delaware corporation ((“Aligned”), and together with the Parent and Merger Sub, the “Parties”). All capitalized words and terms which are not descriptive or defined have the meanings in the Merger Agreement.

WHEREAS, the Parties entered into the Agreement and Plan of Merger (the “Merger Agreement”) on August 25, 2026, which has not been approved by the Aligned Securityholders as of the date of this Amendment;

WHEREAS, the Parties previously entered into an Amendment No. 1 to the Merger Agreement on September 4, 2026 (the “First Amendment”), and the Parties now desire to amend and restate the First Amendment in its entirety as set forth herein.

NOW, THEREFORE, the Parties hereby agree to amend the Merger Agreement as follows.

1.	(a) Section 2.02 is amended to read in its entirety as follows:

Section 2.02 Merger Consideration. The aggregate merger consideration (“Merger Consideration”) payable by the Parent and Merger Sub to Aligned in connection with the Merger shall be 79,078 shares of Series A and 316,312 shares of Series A-1, which together with the Parent options and warrants to be issued to Aligned Optionholders and Aligned Warrantholders in accordance with Section 2.10, shall be convertible and exercisable into a total of 95% of the fully diluted Common Stock of the Parent as of immediately prior to the Closing, giving effect to the Aligned Valuation and the Volato Reserve, plus any extra shares rounded up to avoid any fractional shares of Common Stock. For purposes of this Agreement and the Merger, “Aligned Valuation” means $500,000,000, and the fully diluted number of shares of Parent Common Stock underlying the 95% referred to above shall be determined by dividing such Aligned Valuation divided by $0.1537, as set forth in the Aligned Final Allocation Schedule. “Volato Reserve” means shares of the Parent’s Common Stock or securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for shares of the Parent’s Common Stock issued in connection with (i) the resolution and/or settlement of any litigation involving Parent or a Subsidiary, provided such litigation is threatened or pending as of the Closing Date; (ii) the grant of equity compensation to Parent’s directors or employees as determined by the Board and the Compensation Committee of the Board in their sole discretion; and (iii) an in-kind dividend by the Parent, as the Board may reasonably determine in the Board’s sole discretion. For the avoidance of doubt, the Aligned Securityholders shall not be entitled to participate in or receive securities of Parent qualifying as part of the Volato Reserve. In the event the Parent declares and issues an in-kind dividend, the Parent covenants and agrees to effect such dividend pursuant to and in a manner which is consistent with its Certificate of Incorporation, Bylaws, the DGCL and the rules and regulations of the Principal Market, and with this Agreement and the Aligned Final Allocation Schedule. The Aligned Securityholders agree that the Parent’s Board shall have the exclusive power to determine when the dividend shall occur, if at all, including the record date for such dividend and by approving the Agreement, the Aligned Securityholders acknowledge and agree to such power.

(b)	Section 2.08 is amended to read in its entirety as follows:

Section 2.08 Issuance of the Merger Consideration. Subject to Section 2.11, at the Closing the Parent will issue the Merger Consideration to the Aligned Securityholders based on their existing ownership interests of Aligned Securities, as applicable, as of the Closing Date. The Series A-1 to be issued at the Closing shall not be entitled to vote and convert while the Parent Common Stock is listed on the NYSE American (i) until the change of control has been approved by the NYSE American and (ii) receipt of the Stockholder Approval. The Certificates of Designation will govern the rights and preferences the Series A and Series A-1. The number of shares of Parent Common Stock issuable upon conversion of the Series A and Series A-1 and exercise of Parent options and warrants issuable to Aligned Securityholders at the Closing, shall collectively equal 95% of the outstanding shares of the Parent Common Stock determined on a fully diluted basis as of immediately prior to the Closing (excluding shares of the Parent Common Stock issued in lieu of fractional shares). The conversion ratio for the Series A and Series A-1 shall be set forth in the applicable Certificate of Designation and shall be calculated so as to achieve the 95% ownership threshold, giving effect to the Aligned Valuation and the Volato Reserve, as set forth in this Section 2.08, Section 2.02 and the Aligned Final Allocation Schedule.

2.	Section 8.01(b) is amended to read in its entirety as follows:

(b) by a Party, upon written notice to the other Party, if the transactions contemplated by this Agreement have not been consummated on or before the date that is fourteen (14) Business Days following the date of this Agreement (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to a Party in the event its material breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of, or primarily resulted in, the failure of the transactions contemplated by this Agreement to be consummated on or before the Drop Dead Date;

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3.	Section 9.08 is amended to read in its entirety as follows:

Section 9.08 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, any holder of Series A, Series A-1 or Parent options or warrants issued pursuant to this Agreement shall be entitled to enforce the provisions of this Agreement in accordance with this Agreement and the terms of such securities.

4.	Lock-Up. A new section 2.15 is added to the Merger Agreement as follows:

Aligned Lock-Up.

(a) Each Aligned Securityholder, by virtue of receiving the Merger Consideration, shall not sell, offer to sell or otherwise convey (any, a “Sale”), or make a public announcement of any intention to effect such Sale, of any Parent Common Stock issuable upon converson of the Parent Series A or A-1 Convertible Preferred Stock received as part of the Merger Consideration for 180 days after the closing of the Merger (the “Lock-Up Period”); provided, that such prohibition shall not apply to transfers permitted pursuant to any Lockup Agreement executed by any Aligned Securityholders.

(b) During the Lock-Up Period, any purported Sale of Lock-Up Shares other than in accordance with this Agreement shall be null and void, and the Parent shall, and shall be entitled to, refuse to recognize any such Sale for any purpose.

5.	In all other respects, the Merger Agreement is ratified and confirmed.

[Signature Pages Follow]

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IT WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date written above.

Parent:

VOLATO GROUP, INC.

By:	/s/ Matthew Liotta
Name:	Matthew Liotta
Title:	Chief Executive Officer

Merger Sub:

VOLATO ALIGNMENT MERGER SUB LLC

By:	/s/ Matthew Liotta
Name:	Matthew Liotta
Title:	Manager

Aligned:

ALIGNMENT ENGINE, INC.

By:	/s/ Christopher Ensey
Name:	Christopher Ensey
Title:	Chief Executive Officer